SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                        Commission File Number 000-28871

                           NOTIFICATION OF LATE FILING


(Check One):[  ] Form 10-K   [  ] Form 11-K   [  ] Form 20-F   [X] Form 10-Q
            [  ] Form N-SAR

         For Period Ended: June 30, 2002

[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

         For the Transition Period Ended:___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                            Switchboard Incorporated
                            ------------------------
                            (Full name of Registrant)

                                120 Flanders Road
                                -----------------
           (Address of principal executive office (Street and number))

                               Westboro, MA 01581
                               ------------------
                           (City, state and zip code)


                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      X        (a)   The reasons described in reasonable detail in Part III of
                     this form could not be eliminated without unreasonable effort or expense;


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

      X        (b)   The subject annual report, semi-annual report, transition
                     report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      X        (c)   The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously reported in the Registrant's Current Report on Form 8-K dated June 28, 2002 and filed with the Securities and Exchange Commission (the "Commission") on July 3, 2002, as amended on July 8, 2002, the Registrant changed its independent accountants from Arthur Andersen LLP ("Andersen") to Ernst & Young, LLP ("EY") effective June 28, 2002. As a result of this change, it has been necessary to transition the review of the Registrant's financial statements for reporting periods beginning April 1, 2002 from Andersen to EY.

Also, as the Registrant previously announced on July 25, 2002, the Registrant intends to restate its financial statements for the year ended December 31, 2001 ("Fiscal 2001"). The intended restatement requires a new audit of the Registrant's financial statements for Fiscal 2001, which is currently being conducted by EY. The Registrant intends to file an amendment to its Annual Report on Form 10-K for Fiscal 2001, including restated financial statements for Fiscal 2001, as soon as practicable after the re-audit of 2001 is complete.

The re-audit of Fiscal 2001 by EY as well as the transition from Andersen to EY in general has impacted completion of the Registrant's interim financial statements and Quarterly Report on Form 10-Q for the quarter ended June 30, 2002. Accordingly, the Registrant is filing this Form 12b-25 to notify the Commission that it intends to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 later than August 14, 2002.


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

                                Robert P. Orlando
                                 (508) 898-8131

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes [ ] No



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

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant announced its financial results for the quarter ended June 30, 2002 on July 25, 2002, announcing total revenue of approximately $3.0 million and a net loss of approximately $1.8 million, or $0.10 per share, for the quarter. It also announced that as of June 30, 2002, it had approximately $54.7 million in cash and marketable securities. Revenue for the quarter ended June 30, 2002 was comprised of approximately 90% merchant network revenue and approximately 10% banner and site sponsorship advertising revenue.

As noted above, the Registrant also announced on July 25, 2002 its intention to restate its financial results for Fiscal 2001. Accordingly, the Registrant's previously reported financial statements and information relating to Fiscal 2001, including the auditors' report thereon, are not to be relied upon. Thus, no comparison can be made between the Registrant's operating results for the quarter ended June 30, 2002 and those for the corresponding period of Fiscal 2001 until the re-audit of Fiscal 2001 currently being conducted by EY is complete and its audited restated financial statements for Fiscal 2001 have been issued. However, given that the Registrant intends to restate its Fiscal 2001 financial statements and that the intended restatement requires the re-audit of Fiscal 2001 financial statements, it can reasonably be anticipated that the Registrant's Form 10-Q for the quarter ended June 30, 2002 will reflect a significant change in results of operations from the corresponding period in Fiscal 2001 as to both revenue and expense. At the time of this filing, the Registrant cannot estimate the extent of such change.


                           FORWARD-LOOKING STATEMENTS

     This Form 12b-25 includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are subject to a number of risks and uncertainties. All statements, other than statements of historical fact, included in this Form 12b-25 regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Form 12b-25, the words "will", "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee future results, levels of activity, performance or achievements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or strategic alliances. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described in our filings with the Securities and Exchange Commission (the "Commission"). The forward-looking statements provided by Switchboard in this Form 12b-25 represent Switchboard's estimates as of the date it is filed with the Commission. We anticipate that subsequent events and developments will cause our estimates to change. However, while we may elect to update our forward-looking statements in the future we specifically disclaim any obligation to do so. Our forward-looking statements should not be relied upon as representing our estimates as of any date subsequent to the date this Form 12b-25 is filed with the Commission.


                            Switchboard Incorporated
                            ------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:   August 14, 2002         By:    /s/ Robert P. Orlando
                                        ---------------------
                                 Name:  Robert P. Orlando
                                 Title: Vice President & Chief Financial Officer